                      UNITED STATES                       OMB APPROVAL
            SECURITIES AND EXCHANGE COMMISSION        OMB NUMBER: 3235-0145
                 WASHINGTON, D.C.  20549              EXPIRES: OCTOBER 31, 1994
                                                      ESTIMATED AVERAGE BURDEN
                                                      HOURS PER RESPONSE 14.90





                                  SCHEDULE 13G
            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                 Hot Topic, Inc.
                    ------------------------------------------
                                (Name of Issuer)



                                  Common Stock
                    ------------------------------------------
                         (Title of Class of Securities)



                                  441339 10 8
                    ------------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           FILED FEBRUARY 14, 1997

                     (REFLECTING OWNERSHIP AS OF 12/31/96)

PCN 101





CUSIP NO.  441339 10 8                13G              PAGE  2    OF  4    PAGES
         ---------------------                              -----    -----

   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          STANLEY E. FOSTER
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
          ---------------------------------------------------------------------

                        5      SOLE VOTING POWER
  NUMBER OF                    10,313
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER
  OWNED BY                     253,373
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER
 PERSON WITH                   10,313
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               253,373
                       --------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          263,686
          ---------------------------------------------------------------------

  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.7%
          ---------------------------------------------------------------------

  12      TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.

(a)      Name of Issuer:  HOT TOPIC, INC.

(b)      Address of Issuer's Principal
         Executive Officers:            3410 POMONA BOULEVARD
                                        POMONA, CA  91766

ITEM 2.

(a)      Name of Person Filing:         STANLEY E. FOSTER

(b)      Address of Principal Business
         Office or, if none, Residence: 705 12TH AVENUE
                                        SAN DIEGO, CA 92101

(c)      Citizenship:                   UNITED STATES

(d)      Title of Class of Securities:  COMMON STOCK

(e)      CUSIP Number:                  441339 10 8

ITEM 3.  NOT APPLICABLE.

ITEM 4.  OWNERSHIP.

(a) Amount Beneficially Owned: 263,686, INCLUDING 10,313 SHARES ISSUABLE UPON EXERCISE OF OPTIONS HELD BY MR. FOSTER WITHIN 60 DAYS OF DECEMBER 31, 1996. ALSO INCLUDED 253,373 SHARES HELD BY THE STANLEY & PAULINE FOSTER TRUST, OF WHICH MR. FOSTER IS CO-TRUSTEE.

(b)      Percent of Class:  5.7%

(c)      Number of shares as to which such person has:

         (i)    sole power to vote or to direct the vote:                 10,313

         (ii)   shared power to vote or to direct the vote:              253,373

         (iii)  sole power to dispose or to direct the disposition of:    10,313

         (iv)   shared power to dispose or to direct the disposition of: 253,373

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

NOT APPLICABLE.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

NOT APPLICABLE.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE.

ITEM 10. CERTIFICATION

NOT APPLICABLE



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 12, 1997
                                -------------------------
                                Date

                                /s/  Stanley E. Foster
                                -------------------------
                                Signature

                                Stanley E. Foster
                                -------------------------
                                Name/Title